Exhibit 2

FOR IMMEDIATE RELEASE	22 MAY 2014

WPP PLC (“WPP”)

Ogilvy & Mather acquires dnx in the UK

WPP announces that its wholly-owned marketing communications network, Ogilvy & Mather, has acquired dnx, a highly awarded B2B marketing agency based in the UK. dnx will merge with OgilvyOne’s B2B division and Ogilvy Primary Contact. The combined business will trade as OgilvyOne dnx.

Founded in London in 2000 by Drew Nicholson and Domi Pettifar, dnx employs approximately 100 people and specialises in brand creation and development, DM, video and advertising, website design, online advertising, email marketing, app development, CRM, and social media strategy. Clients include Axis, Cisco, SAP, SITA and Vodafone.

dnx’ consolidated revenues for the year ended 30 June 2013 were £8.4 million, with gross assets of £3.7 million as at the same date.

This investment continues WPP’s strategy of developing its services in important markets and sectors and its declared commitment to strengthening its digital capabilities across all its disciplines. WPP’s digital revenues (including associates) were well over US$6 billion in 2013 and represented almost 35% of total Group revenues of US$17.3 billion. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years. In the UK, WPP companies (including associates) collectively generate revenues of nearly US$3billion and employ over 15,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP	+ 44(0) 207 408 2204